

April 10, 2024

Sachin Latawa
Chief Executive Officer
Tirios Propco Series LLC
8 The Green A
Dover, DE 19901

> **Re: Tirios Propco Series LLC**
> **Amendment No. 8 to Offering Statement on Form 1-A**
> **Filed March 14, 2024**
> **File No. 024-12277**

Dear Sachin Latawa:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 8 to Offering Statement on Form 1-A

Plan of Distribution
Procedure for Transfer on Tirios Secondary Platform, page 34

1. Please revise your disclosure to clarify, if true, that only the Company has access to the private keys that allow for the transfer of ownership of the Tokens, and as a result, only the Company has the ability to create the transfers of Tokens.

General

2. We continue to believe that the Company and/or the Manager may be required to register as a broker-dealer based on your description of the expected procedure for secondary trading. For example, it appears that the Company will be handling customer funds to facilitate settlement of secondary transactions. See your response to comment 4 of the March 2024 letter ("The payment received from prospective buyer is held by the Company in a separate bank account waiting for instructions on the next steps from the executing Broker."). In addition, it appears that the Company and/or the Manager would

be soliciting securities transactions (e.g., by displaying available bids and offers in the secondary market) and accepting and transmitting orders for securities transactions. These activities indicate that the Company and/or the Manager may fall within the definition of "broker," which is broadly defined as "any person engaged in the business of effecting transactions in securities for the account of others." As a result, please provide a detailed legal analysis (citing applicable caselaw, no-action letters or other guidance) explaining why you believe the Company and/or the Manager would not be acting as a broker-dealer in connection with these activities.

3. In addition, please update your risk factors to state that the Company and/or the Manager may be acting as an unregistered broker-dealer as a result of their activities in connection with the Tirios Secondary Platform. In this risk factor, please provide the definition of "broker" and clarify that issuers are not exempt from the definition of "broker" when effecting transactions for the account of others.

4. We also note that your response to comment 1 of the March 2024 letter states that the Manager intends to rely on the exemption in Exchange Act Rule 3a4-1. We note that this exemption is only available to certain natural persons associated with an issuer in connection with sales by the issuer for the issuer's account. It would not be available to a legal entity associated with an issuer or to any person in connection with the facilitation of secondary trading. Please provide a detailed legal analysis as to why you believe the Manager can properly rely on this exemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.